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                            July 16, 2020

       Philip O. Strawbridge
       Senior Vice President, CFO, and Treasurer
       Centrus Energy Corp.
       6901 Rockledge Drive
       Suite 800
       Bethesda, MD 20817

                                                        Re: Centrus Energy
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 17, 2020
                                                            Response dated July
6, 2020
                                                            File No. 333-239242

       Dear Mr. Strawbridge:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence Filed July 6, 2020

       General

   1. We have reviewed your response to our prior comment 1. In determining whether your offering meets the
conditions set forth in General Instruction I.B.1 of Form S-3, your calculation of the
aggregate market value of the shares of the Company   s Class A
                                                        Common Stock held by
non-affiliates may not include shares which have not yet
                                                        been issued, such as
shares underlying restricted stock units or stock options. For guidance, see
Securities Act Forms C&DI Question 216.05. As such, please provide us with an analysis
demonstrating your ability to use Form S-3 pursuant to General
                                                        Instruction I.B.1 after
you remove from the aggregate market value of the voting and non-
 Philip O. Strawbridge
Centrus Energy Corp.
July 16, 2020
Page 2
      voting common equity held by non-affiliates any of the shares which have not been issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                           Sincerely,
FirstName LastNamePhilip O. Strawbridge
                                                           Division of
Corporation Finance
Comapany NameCentrus Energy Corp.
                                                           Office of Energy &
Transportation
July 16, 2020 Page 2
cc:       C. Brophy Christensen, Esq.
FirstName LastName